Exhibit 99.1

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH

SUITE 524

DUBLIN, OHIO 43017

(614) 766-1426        (614) 766-1459 FAX

June 10, 2009

The Board of Directors

Versailles Savings & Loan Company

27 E. Main Street

P.O. Box 92

Versailles, Ohio 45380

Re: Conversion Valuation Agreement

Attn: Douglas P. Ahlers

Keller & Company, Inc. (hereinafter referred to as KELLER) hereby proposes to prepare an independent conversion appraisal of Versailles Savings & Loan Company (hereinafter referred to as “Versailles Savings”), relating to the mutual to stock conversion of Versailles Savings and minority stock offering (the “Stock Offering”) of Versailles Savings’ holding company. KELLER will provide a pro forma valuation of the market value of the shares of Versailles Savings’ holding company to be sold in connection with the standard conversion.

KELLER is a national financial consulting firm that primarily serves the financial institution industry. KELLER is experienced in evaluating and appraising thrift institutions and thrift institution holding companies. KELLER is an approved conversion appraiser for filings with the Office of Thrift Supervision (“OTS”), the Federal Deposit Insurance Corporation (“FDIC”) and the Federal Reserve Board (“FRB”), and is also approved by the Internal Revenue Service as an expert in bank and thrift stock valuations. Keller has completed conversion appraisals related to standard conversions, mutual holding company stock offerings and conversions involving foundations.

KELLER agrees to prepare the conversion appraisal in the format required by the OTS in a timely manner for prompt filing with the OTS and the Securities and Exchange Commission. KELLER will provide any additional information as requested and will complete appraisal updates in accordance with regulatory requirements and based on market conditions.

The appraisal report will provide a detailed description of Versailles Savings, including its financial condition, operating performance, asset quality, rate sensitivity position, liquidity level and management qualifications. The appraisal will include a description of Versailles Savings’ market area, including both economic and demographic characteristics and trends. An analysis of other publicly-traded thrift institutions will be performed to determine a comparable group, and adjustments to the appraised value will be made based on a comparison of Versailles Savings with the comparable group and recognizing the risk related to an initial public offering.

In making its appraisal, KELLER will rely upon the information in the Subscription and Community Offering Prospectus, including the audited and unaudited financial statements. Among other factors, KELLER will also consider the following: the present and projected operating results and financial condition of Versailles Savings; the economic and demographic conditions in Versailles Savings’ existing marketing area; pertinent historical financial and other information relating to Versailles Savings; a comparative evaluation of the operating and financial statistics of Versailles Savings with those of other thrift institutions; the proposed price per share; the aggregate size of the offering of common stock; the impact of the stock offering on Versailles Savings’ capital position and earnings potential; Versailles Savings’ proposed initial dividend, if any; and the trading market for securities of comparable institutions and general conditions in the market for such securities. In preparing the appraisal, KELLER will rely solely upon, and assume the accuracy and completeness of, financial and statistical information provided by Versailles Savings, and will not independently value the assets or liabilities of Versailles Savings in order to prepare the appraisal.

Upon completion of the conversion appraisal, KELLER will make a presentation to the board of directors of Versailles Savings to review the content of the appraisal, the format and the assumptions. A written presentation will be provided to each board member as a part of the overall presentation.

For its services in making this appraisal, KELLER’s fee will be $30,000, plus out-of-pocket expenses not to exceed $500, including one final valuation update. Any additional valuation updates will be subject to an additional fee of $2,000 each. Upon the acceptance of this proposal, KELLER shall be paid a retainer of $3,000 to be applied to the total appraisal fee of $30,000, the balance of which will be payable at the time of the completion of the appraisal. Any appraisal valuation update is not a mandatory requirement but can be requested by regulators. Excluding such a request by regulators or completed voluntarily in response to changes in the market prices of thrifts, our total fee will be $30,000, including one final valuation update, which will be required.

Versailles Savings agrees, by the acceptance of this proposal, to indemnify KELLER and its employees and affiliates for certain costs and expenses, including reasonable legal fees, in connection with claims or litigation relating to the appraisal and arising out of any misstatement or untrue statement of a material fact in information supplied to KELLER by Versailles Savings or by an intentional omission by Versailles Savings to state a material fact in the information, provided, however, Versailles Savings shall not be obligated to indemnify KELLER for any loss, cost or expense attributable to the negligence, bad faith or willful misconduct of KELLER or its employees or agents or to the extent such loss, cost or expense was due to a breach of this agreement by KELLER.

KELLER agrees to indemnify Versailles Savings and its employees and affiliates for certain cost and expenses, including reasonable legal fees, in connection with claims or litigation relating to or based upon the negligence or willful misconduct of KELLER or its employees or affiliates.

This proposal will be considered accepted upon the execution of the two enclosed copies of this agreement and the return of one executed copy to KELLER, accompanied by the specified retainer.

KELLER & COMPANY, INC.

By:	/s/ Michael R. Keller
Michael R. Keller President

VERSAILLES SAVINGS & LOAN COMPANY

By:	/s/ Douglas P. Ahlers
Douglas P. Ahlers Chief Executive Officer

Date: 6/12/2009

cc: Kip Weissman, Esq.